UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2012

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Announces Third Quarter 2012 Results

•                  Q3 2012 revenue of £140.9 million and net income of £16.5 million or 14.62 pence per fully diluted share

•                  Adjusted net income(1) of £12.5 million, or 11.08 pence per fully diluted share

•                  Strong performance in General Vacuum and another record quarter for Service offset by a decline in Semiconductor revenues

•                  Generated £17.4 million in net cash from operating activities, £19.5 million in Management operating cash flow(2) and ended the quarter with cash and cash equivalents of £96.5 million

•      Given the more challenging market environment, taking additional cost actions to underpin our medium-term profitability targets

Crawley, West Sussex, United Kingdom — November 5, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced results of its operations for the third quarter ended September 30, 2012.

Matthew Taylor, Chief Executive Officer, said, “Our results came in within our guidance range, albeit at the bottom end.  This was supported by continued diversification and strength in General Vacuum including significant successes in China and Germany, together with a second consecutive record quarter for Service.  The Semiconductor and Emerging Technology sectors were impacted by what is widely recognised as a declining industry cycle and most particularly from pushouts or reduced capital expenditure plans by a number of the key manufacturers in the sector. We view this as a creditable quarterly performance given the increasing headwinds in a deteriorating environment, as has been reflected in the most recent round of earnings announcements by our customers.

Our caution in our third quarter guidance has proved to be well-founded and given the continued lack of visibility and worsening market conditions we maintain such a stance for the fourth quarter, which we currently expect to be meaningfully below third quarter levels driven by declining semiconductor orders and macro-economic headwinds in General Vacuum. Given that these conditions may continue into the first half of 2013, we are putting in place strong cost measures to respond to these changing market conditions and underpin our target of above 20% EBITDA margins.

We do, however, remain confident that our market position and customer relationships will ensure we maintain or increase our market share throughout the cycle. We continued to achieve success and customer engagement with products which define Edwards’ technology leadership and differentiation.  These included the delivery of our first end-customer next-generation EUV system and wins of high profile General Vacuum tenders including for the Taiwan Synchrotron research establishment and the 34-nation collaboration at the ITER research project into fusion energy.”

David Smith, Chief Financial Officer, said “As anticipated, our third quarter performance was below our strong second quarter result.  However, the degree of capital spending slowdown in the semiconductor sector in particular over the past two months has been significant, and our visibility is limited both here and in General Vacuum, which has performed very well year to date, against a declining industry backdrop.

Our restructuring programme put in place increased operational flexibility to manage the business efficiently across the cycle.  In addition, during the third quarter we have implemented a hiring freeze and incremental measures on non-critical spending to respond to what may be a more significant downturn in the short term than expected. We also have ongoing projects such as low cost sourcing and inventory management which will help alleviate some of the forecast pressure on margins. However, given the uncertain outlook, we plan to further strengthen these plans with additional personnel cost reductions, which will result in a charge of around £10 million over the next two quarters with equivalent savings achieved in 2013.

For the fourth quarter, we would anticipate revenues of £115 million to £130 million and Adjusted net income of £2 million to £7 million. At the same time we are intent on ensuring we are in a good position to take advantage of what can be a rapid reversal in sentiment and activity from major customers.”

On a sequential quarterly basis, revenue declined 13.0% to £140.9 million (Q2 2012: £161.9 million).  Net income increased 42.2% to £16.5 million, or 14.62 pence per share (Q2 2012: £11.6 million, or 10.79 pence per share) due to foreign exchange gains on revaluation of our US dollar denominated long term loans off-setting the reduction in sales volume.  Adjusted net income declined 27.7% to £12.5 million, or 11.08 pence per share (Q2 2012: £17.3 million or 16.09 pence per share), due to lower revenues partly offset by overhead savings.  Adjusted EBITDA(3) declined 25.9% to £26.0 million or 18.5% of revenue (Q2 2012: £35.1 million or 21.7% of revenue) and gross margin fell 2.1 percentage points to 35.8%.

When compared to the third quarter of the prior year, revenues declined 20.4% from £177.1 million and net income rose 150% (principally a function of the FX gains mentioned above).  Adjusted net income declined 35.9% from £19.5 million or 19.43 pence per fully diluted share. Gross margin fell by 0.7 percentage points from 36.5% and Adjusted EBITDA decreased 32.3% from £38.4 million or 21.7% of revenue.

Key Data

	Three months ended September 30			Three months ended June 30
			%		%
	2012	2011	Change	2012	Change
	£m	£m		£m
Revenue	140.9	177.1	-20.4%	161.9	-13.0%

Gross Profit	50.4	64.7	-22.1%	61.4	-17.9%
Gross margin	35.8%	36.5%	-0.7pts	37.9%	-2.1pts

Net Income	16.5	6.6	150.0%	11.6	42.2%

Weighted average shares- basic and diluted (4)	112,848,333	100,348,333		107,491,190

	(pence)	(pence)		(pence)
Earnings per share- basic and diluted	14.62	6.58		10.79

Adjusted EBITDA(3)	26.0	38.4	-32.3%	35.1	-25.9%
Adjusted EBITDA margin	18.5%	21.7%	-3.2pts	21.7%	-3.2pts

Adjusted Net Income(1)	12.5	19.5	-35.9%	17.3	-27.7%
Adjusted Net Income margin	8.9%	11.0%	-2.1pts	10.7%	-1.8pts

	(pence)	(pence)		(pence)
Adjusted net income per share- basic and diluted	11.08	19.43	-43.0%	16.09	-31.1%

Management operating cashflow(2)	19.5	36.1	-46.0%	19.1	2.1%

Cash and cash equivalents	96.5	84.7		100.4
Net debt(5)	(280.3)	(371.9)		(294.6)
Net leverage(6)	2.6x	2.2x		2.4x

See Appendix for exchange rate information.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, purchase price accounting (“PPA”) amortization, tax shield on adjustments, and non-cash compensation expense.  The Vendor Loan Note was repaid on February 24, 2011.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding including the 12,500,000 shares sold in the IPO. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan. On October 4, 2012, 2,150,000 options were issued to employees under the Group-wide Share Save scheme.

(5) Net debt is defined as the sum of the principal of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement and is calculated in US Dollars.  For the leverage calculation, net debt excludes unamortized fees relating to bank term loans.

Application Sector Performance

	Three months ended September 30			Three months ended June 30
			%		%
	2012	2011	increase /decrease	2012	increase /decrease
	£m	£m		£m

Semiconductor	45.4	58.9	-22.9%	66.4	-31.6%
General Vacuum	42.4	42.3	0.2%	44.6	-4.9%
Emerging Technologies	11.4	36.2	-68.5%	10.0	14.0%
Service	41.7	39.7	5.0%	40.9	2.0%
	140.9	177.1	-20.4%	161.9	-13.0%

Semiconductor revenues saw a significant decline as many of the key manufacturers paused or pulled back on spending throughout the quarter.  Investment in Logic saw the greatest percentage decline, having been our strongest semiconductor subsector throughout the first half of the year, and resulted in it being closer to the same revenue levels as Memory and Foundry this quarter.  Deliveries included the first delivery of a next-generation EUV tool to an end-user customer.

General Vacuum delivered a very good performance given the macro-economic backdrop and declines in industrial activity.  R&D and Industrial subsectors performed most strongly, with the Process subsector experiencing a temporary pause with no major projects delivered.  In both Asia and Europe there were regional variations in performance, with China and Germany recording particular strength.

Emerging technology revenue improved marginally, but remained at subdued levels and was also impacted by capital spending decisions at major manufacturers for FPD in particular.

Service enjoyed its second consecutive quarter of record revenues with progress across both Semiconductor and General Vacuum sectors.  The US was the strongest region, in part helped by a one-off project, but with notable performances also within Europe and Asia.

Additional Quarterly Financial Information

Cost of sales for the third quarter was £90.5 million, a decrease of £21.9 million compared to the prior year period, principally reflecting lower revenues.  Gross profit margin fell 0.7 percentage points to 35.8% of revenues (vs Q2 2012:  down 2.1 percentage points) as lower costs were more than offset by the impact of lower volumes.

Sales, general and administrative expenses decreased by 13.8% to £21.8 million, primarily due to lower incentive compensation, but partially offset by ongoing investment in growth and operational efficiency programs. Total research and development spending before capitalization equaled £7.1 million.  This equates to 5.0% of revenue, with absolute spend maintained at a similar levels to the prior year.  Restructuring and transaction costs declined by £1.9 million to £2.8 million as the relocation program of the Company’s manufacturing plants drew to a close.

The Company’s ending cash and cash equivalents balance at September 30, 2012 was £96.5 million (Q2 2012: £100.4 million).  During the third quarter, the Company generated £17.4 million in cash from operations.

Management operating cash flow was £19.5 million in the third quarter of 2012, down £16.6 million from the prior year period (Q2 2012: £19.1 million).  Inventory fell by 4.8% to £104.2 million, equivalent to 119 days (Q2 2012: £109.5 million, 109 days). Cash used in investing activities totaled £7.8 million, a decrease of £4.4 million due to the completion of new plants in the Czech Republic and South Korea.  This was partly offset by £2.1m of bank collateral deposits put in place as a more efficient structure for supporting bank guarantees.

The Company’s indebtedness at September 30, 2012 was £378.8 million, a reduction of £16.2 million from the prior quarter, due to £5.6 million of local and corporate loan repayments and £10.6 million mainly due to foreign exchange. The Company’s net debt declined by £14.3 million to £280.3 million for a net leverage ratio of 2.6 times.

Business Developments in Q3 2012

Edwards extended its collaborative development with customers this quarter, through projects looking at less harsh semiconductor processes such as load lock and etch. These included working on reducing cost of ownership through lower power solutions and improving reliability through the use of innovative hardened mechanism coatings.

There has also been a focus on developing larger capacity and higher flow rate technology, also utilising advanced and innovative materials. This reflects opportunities identified in a number of sectors such as STP pumps on applications including glass coating and flat panel display; and within abatement where field trials were undertaken for a large capacity system with a European OEM.

Phase I of the development of the Global Technology Centre in Burgess Hill was completed with the relocation of over half of the technology team from the Shoreham facilities, where the sale of a major portion of the vacated site has now been agreed.  Employees at Burgess Hill were able to witness the formal award ceremony for the Queens Award for Enterprise Innovation which was won earlier in the year for the innovative nEXT turbo pump.

Having completed the Korean factory machine commissioning over the summer, there have been further moves towards low cost sourcing to improve the supply chain, such as within both the systemization business and service centre logistics. These will bring cost benefits and faster service response times over time.

Guidance

For the fourth quarter of 2012, Edwards anticipates revenue of £115 million to £130 million. The company expects to achieve Adjusted net income of £2.0 million to £7.0 million, or 2 pence to 6 pence per fully diluted share.

In line with our flexible operating model we continue to take additional actions to optimize our global cost base and footprint, which may result in personnel-related restructuring charges of around £10 million over the next couple of quarters and equivalent savings during 2013 to underpin our above 20% EBTIDA margin target.

For the purpose of calculating net income and Adjusted net income per share in the fourth quarter, the Company assumes 112,848,333 shares outstanding.

Details of all line items to reconcile the non—GAAP measure, Adjusted net income, to the most comparable GAAP measure, net income, for the three months ended December 31, 2012 are not reasonably available at this time. The calculation of currency translation gain/(loss) on external and intra—group debt is calculated using the closing mid-point spot rate of £1.00 to US$1.6148 at 4:00 PM (London time) on September 30, 2012.

Company Earnings Conference Call

The Company will conduct a conference call today at 5:00 PM Eastern Time to discuss the financial results for its third quarter ended September 30, 2012.

The U.S. dial in number is 877-246-9875 and the non-U.S. dial in number is +1 707-287-9353.  The passcode is 38423837.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 855- 859-2056 and the non-U.S. dial in number is +1 404-537-3406.  The replay passcode is 38423837.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations: Ross Hawley Head of Investor Relations Edwards +44 (0)1293 528844 investors@edwardsvacuum.com Monica Gould The Blueshirt Group +1 212 871-3927 monica@blueshirtgroup.com	Media Relations: Kim Hughes The Blueshirt Group +1 415 516-6187 kim@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

Edwards Group Limited

Consolidated Income Statement

(UNAUDITED)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	£m	£m	£m	£m
Revenue	140.9	177.1	463.9	544.9

Cost of sales	(90.5)	(112.4)	(293.7)	(336.6)

Gross Profit	50.4	64.7	170.2	208.3

Sales, general & admin excluding amortization	(21.8)	(25.3)	(71.2)	(78.0)
R&D costs excluding amortization	(5.2)	(5.0)	(15.9)	(14.5)
Restructuring and transaction costs	(2.8)	(4.7)	(8.0)	(18.1)
Share based compensation expenses	(0.4)	—	(0.6)	—
Amortization	(4.6)	(4.5)	(13.6)	(13.3)
Total administrative expenses	(34.8)	(39.5)	(109.3)	(123.9)
Other (losses) /gains	(1.7)	(0.2)	(1.9)	4.7

Operating Income	13.9	25.0	59.0	89.1

Finance income and costs	4.8	(16.2)	(11.4)	(22.0)

Income before income taxes	18.7	8.8	47.6	67.1

Provision for income taxes	(2.2)	(2.2)	(6.2)	(16.8)

Net Income	16.5	6.6	41.4	50.3

Weighted average number of shares - basic	112,848,333	100,348,333	106,917,676	100,348,333
Weighted average number of shares – fully diluted	112,848,333	100,348,333	106,917,676	100,348,333
Earnings per share attributable to the equity holders of the company
	(pence)	(pence)	(pence)	(pence)
Earnings per share – basic	14.62	6.58	38.72	50.13
Earnings per share - fully diluted	14.62	6.58	38.72	50.13

Edwards Group Limited

Consolidated Balance Sheets

(UNAUDITED)

	September 30, 2012	December 31, 2011
	£m	£m
Non-Current assets
Goodwill	213.5	220.4
Intangible assets	197.0	206.4
Property, plant and equipment	126.6	130.0
Other receivables	6.3	7.0
Deferred tax assets	22.2	22.9
Derivative financial instruments	1.8	—
	567.4	586.7

Current assets
Inventories	104.2	105.8
Trade receivables	84.4	105.2
Other receivables	25.6	27.2
Derivative financial instruments	3.6	0.8
Current tax receivables	1.7	5.4
Bank deposits	2.0	—
Cash and cash equivalents	96.5	91.8
	318.0	336.2
Total assets	885.4	922.9

Current liabilities
Borrowings and finance leases	(4.2)	(4.7)
Derivative financial instruments	(8.0)	(9.6)
Trade payables	(53.7)	(84.2)
Other payables	(52.1)	(59.6)
Provisions	(13.5)	(20.4)
Current tax liabilities	(1.9)	(2.3)
	(133.4)	(180.8)

Non-current liabilities
Borrowings and finance leases	(374.6)	(451.6)
Derivative financial instruments	(7.7)	(10.5)
Other payables	(0.3)	(0.2)
Provisions	(30.5)	(30.3)
Retirement benefit obligations	(13.9)	(13.1)
Deferred tax liabilities	(64.9)	(68.2)
	(491.9)	(573.9)

Share capital	(0.2)	(0.3)
Share premium	(53.8)	(5.9)
Reserves	(206.1)	(162.0)
Total equity attributable to shareholders of the company	(260.1)	(168.2)
Total equity and liabilities	(885.4)	(922.9)

Edwards Group Limited

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	£m	£m	£m	£m

Net Income	16.5	6.6	41.4	50.3

Adjusted for:
-taxation	2.2	2.2	6.2	16.8
-net finance cost	7.1	7.8	23.7	22.2
-unrealized foreign exchange	(11.3)	11.0	(13.9)	3.0
-amortization	4.6	4.5	13.6	13.3
-depreciation	4.3	4.3	12.4	12.9
-(profit)/loss on sale of property, plant & equipment	—	(0.1)	(0.6)	(0.3)
-share based compensation expenses	0.4	—	0.6	—
-changes in working capital and other items
-changes in inventories	4.1	—	(1.4)	(21.7)
-changes in receivables	11.8	22.8	19.6	(1.1)
-changes in payables	(18.8)	(17.4)	(33.2)	(20.5)
-changes in provisions	(1.1)	(1.3)	(6.9)	(2.1)
Cash generated from operations	19.8	40.4	61.5	72.8
Income tax paid	(2.4)	(5.2)	(4.7)	(13.7)
Net cash generated from operating activities	17.4	35.2	56.8	59.1
Purchases of property, plant and equipment	(3.7)	(9.0)	(11.6)	(33.8)
Sales of property, plant and equipment	0.2	—	0.3	0.1
Purchases of intangible assets	(2.4)	(3.3)	(8.0)	(8.2)
Interest received	0.2	0.1	0.6	0.3
Bank deposits	(2.1)	—	(2.1)	—
Total cash flows from investing activities	(7.8)	(12.2)	(20.8)	(41.6)
Interest paid	(6.4)	(7.2)	(21.0)	(18.6)
Proceeds from issue of shares	—	—	53.7	—
Drawdown of debt	—	—	—	187.8
Repayment of debt	(5.6)	(1.6)	(63.9)	(173.6)
Payment of transaction fees	—	—	—	(7.3)
Payment of preference dividend	—	—	—	(81.1)
Total cash flows from financing activities	(12.0)	(8.8)	(31.2)	(92.8)

Net (decrease) /increase in cash and cash equivalents	(2.4)	14.2	4.8	(75.3)
Cash and cash equivalents at the beginning of the period	100.4	70.1	91.8	161.0
Effects of foreign exchange rate changes	(1.5)	0.4	(0.1)	(1.0)
Cash and cash equivalents at the end of the period	96.5	84.7	96.5	84.7
Cash and cash equivalents comprise:
Cash at bank and in hand	96.5	84.7	96.5	84.7

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income/(loss) and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation, for purposes of determining management bonuses, as well as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about our performance. Management operating cash flow is not a measure of liquidity.

	Three months ended September 30		Three months ended June 30
Unaudited	2012	2011	2012
	£m	£m	£m
Net income	16.5	6.6	11.6
Interest	7.1	6.7	8.7
Taxation	2.2	2.2	1.6
Depreciation	4.3	4.3	4.2
Amortization	4.6	4.5	4.5
EBITDA	34.7	24.3	30.6
Finance income and costs excluding interest	(11.9)	9.5	2.3
Restructuring and transaction costs	2.8	4.7	2.0
(Profit) /loss on sales of PP&E	—	(0.1)	—
Share based compensation expenses	0.4	—	0.2
Adjusted EBITDA	26.0	38.4	35.1

Changes in trade working capital	(3.3)	6.0	(6.0)
Net cash payments for capital expenditures	(5.1)	(11.6)	(6.0)
Other cash movements and non-cash items	1.9	3.3	(4.0)
Management operating cash flow	19.5	36.1	19.1

Net income	16.5	6.6	11.6
Restructuring and transaction costs	2.8	4.7	2.0
Currency translation (gain) /loss	(11.9)	8.4	2.3
PPA amortization	2.6	2.6	2.5
Share based compensation expenses	0.4	—	0.2
Tax shield on adjustments	2.1	(2.8)	(1.3)
Adjusted net income	12.5	19.5	17.3

Additional Information and Notes to the Financial Statements

1.             Basis of Presentation

To facilitate the issuing of ADSs on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. Edwards Group Limited is resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended September 30, 2012 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group plc for the year ended December 31, 2011 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                      Revenue by Geography

	Three months
	ended September 30,		% increase	Three months	% increase
	2012	2011	/decrease	ended June 30, 2012	/decrease
	£m	£m		£m
Europe	22.5	29.6	-24.0%	26.8	-16.0%
Americas	45.1	50.4	-10.5%	49.6	-9.1%
South Korea	21.2	42.3	-49.9%	31.3	-32.3%
Japan	18.2	25.2	-27.8%	18.2	—
Taiwan	14.9	9.8	52.0%	17.4	-14.4%
China	12.8	14.0	-8.6%	10.9	17.4%
Other Asia	6.2	5.8	6.9%	7.7	-19.5%
Total sales	140.9	177.1	-20.4%	161.9	-13.0%

3.             Administrative Expenses

	Three months
	ended September 30,
	2012	2011
	£m	£m
Sales and marketing	11.4	12.7
General and administrative (excluding amortization)	9.0	8.6
Bonus	1.4	4.0
Sales, general and administrative expenses (excluding amortization)	21.8	25.3
R&D excluding amortization	5.2	5.0
Restructuring and transaction costs	2.8	4.7
Amortization (excluding PPA amortization)	2.0	1.9
PPA amortization	2.6	2.6
Share based compensation expenses	0.4	—
Total administrative expenses	34.8	39.5

4.             Research and Development Costs (excluding amortization)

	Three months ended September 30,
	2012	2011
	£m	£m
Research and development expensed in the income statement excluding amortization	5.2	5.0
Capitalization of development expenditure	1.9	2.0
Total research and development spending	7.1	7.0
Research and development spending as a percentage of revenue	5.0%	4.0%

5.             Finance Income and Costs

	Three months ended September 30,
	2012	2011
	£m	£m
Interest (paid) and received	(5.9)	(6.7)
Foreign exchange (losses)/gains on bank and intra-group loans	11.9	(8.4)
Fees and amortization of fees	(1.2)	(1.1)
Finance income and costs	4.8	(16.2)

6.             Capital Expenditures

	Three months
	Ended September 30,
	2012	2011
	£m	£m
Research and development capitalized	1.9	2.0
Property plant & equipment (PP&E) and other intangibles	3.4	9.6
Restructuring PP&E	0.8	0.7
Total capital expenditure	6.1	12.3

7.             Reconciliation of Net Debt

	As of January 1, 2012	Cash flow	Other non- cash movements	Exchange movements	As of September 30, 2012
	£m	£m	£m	£m	£m

Cash and cash equivalents	91.8	4.8	—	(0.1)	96.5
Bank deposits	—	2.1	—	(0.1)	2.0
Cash at bank	91.8	6.9		(0.2)	98.5

Bank term loans	(442.7)	58.3	—	15.4	(369.0)
Unamortized fees relating to the bank term loans	7.6	—	(2.1)		5.5
Other loans	(15.2)	4.4	—	0.1	(10.7)
Finance leases	(6.0)	1.2	—	0.2	(4.6)
Total borrowings and finance leases	(456.3)	63.9	(2.1)	15.7	(378.8)

Total Net Debt	(364.5)	70.8	(2.1)	15.5	(280.3)

8.             Shares Outstanding

	Shares Outstanding	Weighted average shares Quarter	Weighted average shares Year to date
March 2012	100,348,333	100,348,333	100,348,333
April 2012	100,348,333
May 2012	112,848,333
June 2012	112,848,333	107,491,190	103,919,762
September 2012	112,848,333	112,848,333	106,917,676

Appendix:              Supplemental Information for Lenders Under the First Lien Credit Agreement

	December 31,	March 31,	June 30,	September 30,
	2011	2012	2012	2012	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	43.6	50.3	55.6	41.1	190.6
less capitalization of development expenditure	(4.9)	(3.5)	(3.3)	(3.0)	(14.7)
Pro-forma EBITDA	38.7	46.8	52.3	38.1	175.9

Secured facilities
First lien					595.8
Total senior debt					595.8

Other borrowings					24.4
Total senior debt and other					620.2

Less:
Cash and cash equivalents					155.8
Bank deposits					3.2
Total cash at bank					159.0

Consolidated net debt					461.2

Net leverage					2.6x

Exchange Rates

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended, December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, were: 1.5719, 1.5704, 1.5831 and 1.5791 respectively.

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.6030 for March 31, 2011; 1.6055 for June 30, 2011; 1.5578 for September 30, 2011; 1.5541 for December 31, 2011; 1.5978 for March 31, 2012; 1.5685 for June 30, 2012 and 1.6148 for September 30, 2012.

Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5501 for January 2012; 1.5793 for February 2012; 1.5822 for March 2012; 1.5986 for April 2012; 1.5954 for May 2012; 1.5542 for June 2012; 1.5589 for July 2012; 1.5713 for August 2012 and 1.6104 for September 2012.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2012	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	LEGAL DIRECTOR